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                                   EXHIBIT 11




                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
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      Earnings per share of $3.74 for 2000 were computed by dividing net income of $120,938,688 by the weighted average number of shares of common stock outstanding during 2000 of 32,305,082.